UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469108

(CUSIP Number)

BB Biotech AG

Pascal Schmucki

Vordergasse 3

CH-8200 Schaffhausen, Switzerland

+41 44 267 67 21

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech AG
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 2,531,888(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 2,531,888(1)
11.	Aggregate amount beneficially owned by each reporting person 2,531,888(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 8.0% (1)
14.	Type of reporting person HC, CO

(1)	The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership.

The percentage is calculated based upon 31,761,899 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding; and (ii) an aggregate of 1,750,248 shares of Common Stock issuable upon exercise of the Warrant (as defined in this Schedule 13D); and (iii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 74.5%.

1.	Names of reporting persons I.R.S. Identification Nos. of Above Persons (Entities Only) Biotech Growth N.V.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Curacao
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0 shares
	8.	Shared voting power 2,531,888(1)
	9.	Sole dispositive power 0 shares
	10.	Shared dispositive power 2,531,888(1)
11.	Aggregate amount beneficially owned by each reporting person 2,531,888(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 8.0%(1)
14.	Type of reporting person CO

(1)	The Reporting Persons are party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Persons exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Persons disclaim beneficial ownership.

The percentage is calculated based upon 31,761,899 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding; (ii) an aggregate of 1,750,248 shares of Common Stock issuable upon exercise of the Warrant; and (iii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) (as defined in this Schedule 13D) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Persons’ voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, excluding shares held by any of the Separately Filing Group Members, as to which the Reporting Persons disclaim beneficial ownership, it would result in an applicable percentage of 74.5%.

Schedule 13D (Amendment No. 4)

EXPLANATORY NOTE: This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), initially filed by the Reporting Persons with the SEC on June 03, 2011 (together with all amendments thereto, this “Schedule 13D”).

Each capitalized term used and not defined herein shall have the meaning assigned to such term in prior amendments to this Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 2. Identity and Background

The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Growth are set forth on Schedule A hereto, which is incorporated herein by reference.

The final paragraph of Item 2 is hereby amended to read as follows:

The Reporting Persons may be deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons and the other persons referred to on Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing separate Schedule 13Ds pursuant to Rule 13d-1(k)(2) under the Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Persons by the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

On April 23, 2013, pursuant to the terms of that certain Series B Convertible Preferred Stock and Warrant Purchase Agreement (the “Series B Stock Purchase Agreement”), dated as of April 23, 2013, among the Issuer and the investors referenced therein (the “Series B Investors”), the Issuer issued to the Series B Investors (i) an aggregate of 700,098 shares (the “Series B Shares”) of its Series B Convertible Preferred Stock, par value $.0001 per share, and (ii) warrants to purchase, for an initial exercise price of $6.142 per share, up to an aggregate of 1,750,248 shares of Common Stock (the “Warrants” and together with the Series B Shares, the “New Securities”). Such New Securities were issued in connection with the consummation of the initial closing contemplated by the Series B Stock Purchase Agreement in exchange for aggregate proceeds received by the Issuer of $43,000,019.16 (the “Initial Series B Closing”). The issuance of the New Securities resulted in an adjustment to the conversion price (the “Anti-Dilution Adjustment”) at which each share of the Issuer’s Series A-1 Stock is convertible into shares of Common Stock. As a result of the Anti-Dilution Adjustment, the effective conversion price of each share of Series A-1 Stock was reduced from $8.142 to $7.629. Accordingly, each share of Series A-1 Stock is convertible into 10.672 shares of Common Stock. As a result, the previously reported 122,820 shares of the Series A-1 Stock held by the Reporting Persons are now convertible into 1,310,788 shares of Common Stock.

In connection with the Series B Stock Purchase Agreement, the Reporting Persons purchased 97,688 shares of the Issuer’s Series B Convertible Preferred Stock, par value $.0001 per share (the “Biotech Growth Series B Shares”), and a Warrant to purchase an additional 244,220 shares of Common Stock of the Issuer (the “Biotech Growth Warrant”) for an aggregate purchase price of $5,999,997. The Biotech Growth Series B Shares are convertible into 976,880 shares of Common Stock. The source of the funds for this purchase was the working capital of BB Biotech.

The final paragraph of Item 3 is hereby amended to read as follows:

Following the Merger, the Short-Form Merger and the transactions reported in the Schedule 13D and assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer (the “Preferred Stock”) and the exercise of the Biotech Growth Warrant, Biotech Growth would own 2,531,888 shares of Common Stock (the “Biotech Growth Shares”), which includes 1,310,788 shares of Common Stock issuable to Biotech Growth upon the conversion of 122,820 Series A-1 Shares, 976,880 shares of Common Stock issuable to Biotech Growth upon the conversion of 97,688 Series B-1 Shares, and 244,220 shares of Common Stock issuable to Biotech Growth upon the exercise of the Biotech Growth Warrant.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Assuming the conversion of the Preferred Stock and the exercise of the Biotech Growth Warrant, Biotech Growth is the record owner of the Biotech Growth Shares. To the best knowledge of BB Biotech and Biotech Growth, no director or executive officer of BB Biotech or Biotech Growth owns any shares of the Common Stock or Preferred Stock.

Percent of Class: See Line 13 of the cover sheets and the footnotes thereto. The percentages set forth on the cover sheets for each Reporting Person are calculated based upon 31,761,889 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding; and (ii) an aggregate of 1,750,248 shares of Common Stock issuable upon exercise of the Warrants; and (iii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement (as defined in this Schedule 13D) filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

Schedule B attached to this Schedule 13D sets forth, as of the date hereof, the number of shares owned on an as-converted basis and the percentage of shares as calculated (a) based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately, and (b) in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act. All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Persons by the Issuer.

(c)	None of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated in its entirety as follows:

Biotech Growth is a party to the Third Amended and Restated Stockholders’ Agreement, dated April 23, 2013, by and among the Issuer and the stockholders party thereto (the “Restated Stockholders’ Agreement”), which is attached as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013 and incorporated by reference herein. The Restated Stockholders’ Agreement amends and restates that certain Amended and Restated Stockholders’ Agreement, dated May 17, 2011, among the Company and the stockholder parties thereto (as amended by Amendment No. 1 thereto, dated as of November 7, 2011, Amendment No. 2 thereto, dated as of November 7, 2011, and Amendment No. 3 thereto, dated as of December 15, 2011) and terminates in its entirety that certain Second Amended and Restated Stockholders’ Agreement, dated as of February 13, 2012, among the Company and the stockholder parties thereto.

To the best knowledge of BB Biotech and Biotech Growth, no executive officers or directors of either BB Biotech or Biotech Growth is a party to any other contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer (including shares of Common Stock), finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1	–	Agreement regarding joint filing of Schedule 13D*

Exhibit 7	–	Series B Convertible Preferred Stock and Warrant Purchase Agreement, dated as of April 23, 2013, among the Issuer and the investors referenced therein**

Exhibit 8	–	Third Amended and Restated Stockholders’ Agreement dated April 23, 2013, by and among the Issuer and the stockholders party thereto**

*	Previously filed as an exhibit to BB Biotech and Biotech Growth’s Schedule 13D filed with the SEC on June 3, 2011.
**	Incorporated by reference from the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date:	May 3, 2013	By:	/s/ Michael Hutter
Signatory Authority

		Name:	Michael Hutter

		Title:	Signatory Authority

Date:	May 3, 2013	By:	/s/ Pascal Schmucki
Signatory Authority

		Name:	Pascal Schmucki

		Title:	Signatory Authority

Biotech Growth N.V.

Date:	May 3, 2013	By:	/s/ Michael Hutter
Signatory Authority

		Name:	Michael Hutter

		Title:	Signatory Authority

Schedule A

NAME	CITIZENSHIP	RESIDENCE OR BUSINESS ADDRESS	POSITION WITH COMPANY/ PRESENT PRINCIPAL OCCUPATION

BB Biotech AG

Dr. Erich Hunziker	Swiss citizen	Vordergasse 3, 8200 Schaffhausen Switzerland	Chairman and Director

Dr. Clive Meanwell	U.S. and UK citizen	Vordergasse 3, 8200 Schaffhausen Switzerland	Vice Chairman and Director

Prof. Dr. Dr. Klaus Strein	German citizen	Vordergasse 3, 8200 Schaffhausen Switzerland	Director

Biotech Growth N.V.

Dr. Clive Meanwell	U.S. and UK citizen	Snipweg 26 Curacao	Statutory Director

Deanna Chemaly	Dutch citizen	Snipweg 26 Curacao	Statutory Director

Hugo Jan van Neutegem	Dutch citizen	Snipweg 26 Curacao	Statutory Director

SCHEDULE A

Schedule B

Certain Information Regarding the Separately Filing Group Members1

Separately Filing Group Member(2)	Outstanding Shares (as converted)	Voting % of Outstanding Shares	Beneficial Ownership
F2 Bioscience III, L.P.	3,256,270	10.9%	82.4%
MPM Bioventures III, L.P.	374,137	1.3%	30.9%
MPM Bioventures III-QP, L.P.	5,564,647	18.5%	86.9%
MPM Bioventures III GMBH & Co. Beteiligungs KG	470,267	1.6%	35.9%
MPM Bioventures III Parallel Fund, L.P.	168,011	0.6%	16.7%
MPM Asset Management Investors 2003 BVIII LLC	107,699	0.4%	11.4%
MPM Bio IV NVS Strategic Fund, L.P.	3,905,078	13.0%	82.5%
The Wellcome Trust Limited, as Trustee of the Wellcome Trust	3,061,824	10.2%	77.9%
HealthCare Ventures VII, L.P.	2,440,589	8.1%	75.7%
OBP IV — Holdings LLC	1,960,244	6.5%	69.7%
mRNA II - Holdings LLC	19,637	0.1%	2.2%
BB Biotech Ventures II, L.P.	2,350,168	7.8%	73.7%
Nordic Bioscience Clinical Development VII A/A	64,430	0.2%	6.9%
Ipsen Pharma SAS	184,910	0.6%	17.6%
Brookside Capital Partners Fund, L.P.	2,124,858	7.1%	72.9%
Julianne Glowacki PhD	93	0.0%	0.0%
Raymond F. Schinazi	36,273	0.1%	4.0%
David E. Thompson Revocable Trust	22,465	0.1%	2.5%
Hostetler Family Trust UTD 3/18/92, Karl Y. Hostetler and Margaretha Hostetler, Co-Trustees	8,195	0.0%	0.9%
H. Watt Gregory III	15,186	0.1%	2.3%*
The Richman Trust Dated 2/6/83, Douglas D. Richman, Co-Trustee and Eva A. Richman, Co-Trustee	7,431	0.0%	0.8%
The Breining Family Trust Dated August 15, 2003	4,630	0.0%	0.5%
Dennis A. Carson	533	0.0%	0.1%
The Jonnie K. Westbrook Revocable Trust, Dated March 17, 2000, Jonnie K. Westbrook, Trustee	363	0.0%	0.0%

[1]	All references to the number of shares outstanding are based upon 30,011,651 shares of outstanding Common Stock being deemed issued and outstanding, which consists of: (i) 867,204 shares of Common Stock that are issued and outstanding and (ii) an aggregate of 29,144,447 shares of Common Stock issuable upon conversion of all shares of Preferred Stock (after giving effect to the Anti-Dilution Adjustment) that are issued and outstanding, as disclosed in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 15, 2013, in the Series B Stock Purchase Agreement filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on April 25, 2013, and as disclosed to the Reporting Persons by the Issuer separately. The Warrants have been excluded from the calculation of (i) the outstanding shares (as converted) and (ii) the voting percentage of outstanding shares in Schedule B. Because each stockholder of the Issuer is a party to certain agreements with the other stockholders of the Issuer, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock, each stockholder of the Issuer may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act (as defined in this Schedule 13D). Shares listed as beneficially owned in this table exclude shares held by any Reporting Person or by any of the other Separately Filing Group Members, in each case as to which the Reporting Persons disclaims beneficial ownership.
(2)	See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Persons anticipate will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer’s jurisdiction of organization, principal business, and address of principal office.

SCHEDULE B

Stavros C. Manolagaps	91,040	0.3%	10.5%
Michael Rosenblatt MD	44,803	0.1%	5.2%
Patricia E. Rosenblatt	43,028	0.1%	5.0%
Dr. John Potts, Jr and Susanne K. Potts Irrevocable Trust for Stephan K. Potts dated 6-15-05	20,291	0.1%	2.3%
John Thomas Potts MD	48,492	0.2%	7.1	%**
John A. Katzenellenbogen Trust Under Agreement Dated August 2, 1999	40,438	0.1%	4.7%
John A. Katzenellenbogen PhD	56,065	0.2%	6.5%
Bart Henderson	30,468	0.1%	3.5%
Board of Trustees of the University of Arkansas	17,333	0.1%	2.0%
Benjamin C. Lane	8,125	0.0%	0.9%
Ruff Trust, F. Bronson Van Wyck, Trustee	5,487	0.0%	0.6%
H2 Enterprises, LLC	5,124	0.0%	0.6%
Stavroula Kousteni PhD	421	0.0%	0.0%
Robert L. Jilka PhD	572	0.0%	0.1%
Robert S. Weinstein MD	421	0.0%	0.0%
Teresita M. Bellido PhD	234	0.0%	0.0%
Dotty Paquin	891	0.0%	0.1%
Thomas E. Sparks Jr.	883	0.0%	0.1%
Samuel Ho	833	0.0%	0.1%
Charles O’Brien PhD	140	0.0%	0.0%
Alwyn Michael Parfitt MD	280	0.0%	0.0%
Barnett Pitzele	266	0.0%	0.0%
Benita S. Katzenellenbogen PhD	187	0.0%	0.0%
Kelly Colbourn	102	0.0%	0.0%
Socrates E. Papapoulos MD	93	0.0%	0.0%
Tonya D. Goss	66	0.0%	0.0%
The Kent C. Westbrook Revocable Trust, Dated March 17, 2000, Kent C. Westbrook, Trustee	46	0.0%	0.0%
Maysoun Shomali	2,383	0.0%	0.3%
Jonathan Guerriero	2,500	0.0%	2.3	%***
E. Kelly Sullivan	937	0.0%	0.1%
Cecil Richard Lyttle	66,666	0.2%	45.8	%****
Louis O’Dea	193,087	0.6%	22.3%
Brian Nicholas Harvey	30,000	0.1%	20.2	%*****
Christopher Miller	63,853	0.2%	7.4%

*	Calculation of beneficial ownership percentage includes 5,124 shares of Common Stock held by H2 Enterprises, LLC, a company with which the Reporting Person is affiliated.
**	Calculation of beneficial ownership percentage includes 14,048 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.
***	Calculation of beneficial ownership percentage includes 17,999 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.
****	Calculation of beneficial ownership percentage includes 610,830 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.
*****	Calculation of beneficial ownership percentage includes 181,718 options to purchase Common Stock anticipated to be exercisable within 60 days within 60 days of March 31, 2013.

SCHEDULE B